September 28, 2017 VIA EDGAR AND E-MAIL Amanda Ravitz Assistant Director Office of Electronics and Machinery Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	330 North Wabash Avenue
Suite 2800
Chicago, Illinois 60611
Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com

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Re:	OrthoPediatrics Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 8, 2017

File No. 333-212076

Dear Ms. Ravitz:

On behalf of OrthoPediatrics Corp. (the “Company”), attached for your review are revised pages to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) disclosing a reverse stock split, price range, share numbers and details regarding the Company’s incentive plan and offering-related restricted stock grants. These pages have been marked to reflect changes to Amendment No. 2 to the Registration Statement. A draft of the Company’s response (the “Response Letter”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement is also attached. This submission is additionally being filed as correspondence through the Commission’s EDGAR system.

Any comments or questions regarding the foregoing should be directed to the undersigned at +1.312.876.7680. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Christopher D. Lueking
Christopher D. Lueking, Esq.
of LATHAM & WATKINS LLP

cc: (via e-mail)

Mark C. Throdahl, OrthoPediatrics Corp.

Charles Ruck, Latham & Watkins LLP

Divakar Gupta, Cooley LLP

330 North Wabash Avenue
Suite 2800
Chicago, Illinois 60611
Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com

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	Barcelona	Moscow
	Beijing	Munich
	Boston	New York
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[October 2], 2017 VIA EDGAR AND HAND DELIVERY Amanda Ravitz Assistant Director Office of Electronics and Machinery Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	Dubai	Rome
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

Re:	OrthoPediatrics Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 8, 2017

File No. 333-212076

Dear Ms. Ravitz:

On behalf of OrthoPediatrics Corp. (the “Company”), set forth below is the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”). An electronic version of Amendment No. 3 to the Registration Statement (the “Amendment”) has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of the Amendment has been marked to reflect changes made to the Registration Statement.

Set forth below is the Company’s response to the comment of the Staff’s letter to the Company, dated September 15, 2017, relating to the Registration Statement. For convenience of reference, the text of the Staff’s comment has been reproduced in bold and italics herein. The Company has provided its response immediately after the comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amendment.

Consolidated Statement of Operations, page F-4

1.	We note the presentations of the foreign currency translation adjustment and comprehensive loss on page F-5 for the six months ended June 30, 2017. Revise the filing to provide a consolidated statement of comprehensive income as required by ASC 220-10-45.

Response: In response to the Staff’s comment, the Company has revised page F-5 of the Amendment to provide a consolidated statement of comprehensive loss for the six months ended June 30, 2017. Prior to the six months ended June 30, 2017, there were no transactions or activity required to be reported in other comprehensive loss/income.

[October 2], 2017

Note 2. Significant Accounting Policies

Inventories, net page F-10

2.	We note on page F-9 that you consign inventory to your customers. Please revise the filing to disclose the amount of consigned inventory held at each reporting period end as required by Question 2 paragraph 4 of SAB Topic 13A(2).

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that its domestic inventory of implants and instruments, all of which is classified as finished goods, is held either in its warehouse or with independent sales agencies. Consistent with the guidance in SAB Topic 13(A)(2) and as disclosed on page 61 of the Amendment, the Company does not recognize domestic revenue upon shipment of inventory to the independent sales agencies, as title is still retained by the Company. Rather, domestic revenue is primarily recognized when the inventory is used by the hospital for surgeries, at which point title has passed to the respective hospital customer.

For international sales, title does in fact pass upon shipment to these international distributors. However, because the Company has concluded that collectability is not reasonably assured, international revenue is not recognized until cash has been received from the distributor in payment. Accordingly, the Company has separately disclosed inventory held by international distributors in the consolidated balance sheets on page F-3 of the Amendment.

The Company also respectfully refers the Staff to response No. 24 in its letter to the Staff, dated April 22, 2016, and notes that there has been no change to its inventory accounting policies since such date.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at +1.312.876.7680. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

Christopher D. Lueking, Esq.
of LATHAM & WATKINS LLP

Enclosures

[October 2], 2017

cc: (via e-mail)

Mark C. Throdahl, OrthoPediatrics Corp.

Charles Ruck, Latham & Watkins LLP

Divakar Gupta, Cooley LLP